NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX



FILE No.
82-4749

SEC Mail Processing
Section

FEB 16 2010

Washington, DC
110

February 1, 2010

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated February 1, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

O MacAulay
for Barb O'Neill

dlw 2/24

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE | **FEBRUARY 1, 2010**

News Release: **10-03** | Trading Symbol: TSX Venture: NAI

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Increases Previously Announced Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce that it has increased its previously announced non-brokered private placement. Northern Abitibi will now issue up to 3,233,333 units ("Common Units") at a price of $0.15 per Common Unit and up to 5,275,000 flow-through units ("FT Units") at a price of $0.16 per FT Unit for gross proceeds of up to $1,329,000.

Each Common Unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

The Common Units and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. A finder's fee of up to $93,030 (7% of gross proceeds) will be paid to eligible agents pursuant to the offering. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing will fund 2010 exploration at the Viking gold property in Newfoundland and provide general working capital.

Northern Abitibi
Northern Abitibi's technical team of experienced professional geologists are focused on advancing the Viking gold project in Newfoundland. Northern Abitibi owns 100% of the Viking project with Altius Resources Inc. retaining a 2% to 4% sliding scale net smelter royalty that is tied to the price of gold. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

FEBRUARY 1, 2010

News Release: **10-02**

Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Increases Previously Announced Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce that it has increased its previously announced non-brokered private placement. Northern Abitibi will now issue up to 3,233,333 units ("Common Units") at a price of $0.15 per Common Unit and up to 5,275,000 flow-through units ("FT Units") at a price of $0.16 per FT Unit for gross proceeds of up to $1,329,000.

Each Common Unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

The Common Units and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. A finder's fee of up to $93,030 (7% of gross proceeds) will be paid to eligible agents pursuant to the offering. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing will fund 2010 exploration at the Viking gold property in Newfoundland and provide general working capital.

Northern Abitibi
Northern Abitibi's technical team of experienced professional geologists are focused on advancing the Viking gold project in Newfoundland. Northern Abitibi owns 100% of the Viking project with Altius Resources Inc. retaining a 2% to 4% sliding scale net smelter royalty that is tied to the price of gold. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

FEBRUARY 1, 2010

News Release: **10-03**

Trading Symbol: TSX

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Increases Previously Announced Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce that it has increased its previously announced non-brokered private placement. Northern Abitibi will now issue up to 3,233,333 units ("Common Units") at a price of $0.15 per Common Unit and up to 5,275,000 flow-through units ("FT Units") at a price of $0.16 per FT Unit for gross proceeds of up to $1,329,000.

Each Common Unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

Each FT Unit will consist of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.22 per share for a period of two years following closing.

The Common Units and FT Units will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. A finder's fee of up to $93,030 (7% of gross proceeds) will be paid to eligible agents pursuant to the offering. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing will fund 2010 exploration at the Viking gold property in Newfoundland and provide general working capital.

Northern Abitibi
Northern Abitibi's technical team of experienced professional geologists are focused on advancing the Viking gold project in Newfoundland. Northern Abitibi owns 100% of the Viking project with Altius Resources Inc. retaining a 2% to 4% sliding scale net smelter royalty that is tied to the price of gold. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.